Exhibit 99.157

mCloud Announces Interest Payment on Convertible Debentures

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, AB, March 24, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), announces that pursuant to the five tranches of convertible debentures announced on December 7, 2020, January 4, 2021, January 22, 2021, February 3, 2021, and March 2, 2021 (the "Convertible Debentures"), the Company has elected to issue common shares of the Company (the "Shares") in satisfaction of the aggregate accrued interest owing on such Convertible Debentures in respect of the first interest payment date on March 31, 2021. Under the terms of the Convertible Debentures, interest has accrued from the date of announcement of each tranche at a rate of 8% per annum resulting in a total amount owing of US$137,391.56 as at March 31, 2021. The Company will satisfy the aggregate accrued interest owing by issuing 66,381 Shares having a deemed price of approximately US$2.07 per Share. The price per Share was calculated in accordance with the debenture indenture dated January 15, 2021 and supplement to the debenture indenture dated March 23, 2021 and is equal to the closing price of the Shares on March 24, 2021  on the TSX Venture Exchange (the "TSXV"), converted into United States dollars using the Bank of Canada exchange rate on March 24, 2021.

The Shares will be subject to a four month hold period in accordance with applicable Canadian securities laws and are subject to the approval of the TSXV.

The Company additionally wishes to correct previous disclosure in respect of the Convertible Debentures. Pursuant to the press release dated January 22, 2021 announcing the third tranche closing of the Convertible Debentures, the Company wishes to correct the aggregate amount of the third tranche from US$1.515 million to US$1.525 million. Pursuant to the press release dated March 2, 2021 announcing the fifth tranche closing of the Convertible Debentures, the Company wishes to correct the conversion price of the Convertible Debentures issued under the fifth tranche, the correct conversion price being US$2.20.

The securities referenced herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes information related to the interest payment on the Convertible Debentures.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/24/c9942.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 22:32e 24-MAR-21